Franklin Templeton

100 Federal Street

Boston, MA 02110

November 7, 2024

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Mindy Rotter

Re: Comments on public filings with the Securities and Exchange Commission (the “Commission”) for each of the registered investment companies and series thereof identified on Exhibit A hereto (each, a “Fund” and collectively, the “Funds”)

Dear Ms. Rotter:

This letter responds to the comments that you provided by videoconference to Kevin Blatchford, Venice Monagan, and Jeff White of Franklin Templeton, representing Franklin Advisers, Inc. and Putnam Investment Management, LLC, each an investment manager to certain of the Funds (each, an “Investment Manager”), and James Forbes of Ropes & Gray LLP, counsel to the Funds, on behalf of the staff of the Commission (the “Staff”) on October 8, 2024, regarding the annual reports of the Funds on Form N-CSR for their fiscal years ended between August 31, 2023 and April 30, 2024. For convenience of reference, I have summarized each of the Staff’s comments before the Funds’ response.

1.	Comment: For Putnam Focused International Equity Fund, Putnam Focused Large Cap Growth ETF, Putnam Focused Large Cap Value ETF, Putnam Global Income Trust, Putnam Municipal Opportunities Trust, Putnam VT Emerging Markets Equity Fund, Putnam VT Focused International Equity Fund, Putnam VT Global Health Care Fund, and Putnam VT Large Cap Growth Fund only: Please confirm in correspondence that each Fund noted above seeks to operate as a “non-diversified company” (as defined in Section 5(b)(2) of the Investment Company Act of 1940, as amended (the “1940 Act”)) continues to maintain its non-diversified status. The Staff notes that, if any Fund has operated as a “diversified company” (as defined in Section 5(b)(1) of the 1940 Act) for more than three years, the Fund will require shareholder approval prior to changing its status back to non-diversified.

Response: Putnam Focused Large Cap Value ETF is classified as a non-diversified company but has been operating as diversified since May 2024. Putnam Municipal Opportunities Trust is classified as a non-diversified company but has been operating as diversified since September 2013. We confirm that each other Fund noted above continues to maintain its non-diversified status. We note that the Investment Manager’s compliance team actively monitors each Fund’s non-diversified status.

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2.	Comment: For each Fund with a unitary fee structure, please confirm in correspondence that the Fund’s Investment Manager is current with all payments to Fund service providers. Additionally, please describe if agreements filed with the Commission contain provisions as to whether the Fund is contractually obligated to pay such providers.

Response: We confirm that, with respect to each Fund with a unitary fee structure, the applicable Investment Manager is current with all payments to Fund service providers. Each such Fund is subject to contractual obligations to pay service providers under certain agreements filed with the Commission, which may include, but are not necessarily limited to, a management contract, a master custodian agreement, a credit agreement, a distribution agreement, and an investor servicing agreement. Subject to limited exceptions provided for by the applicable management contract and disclosed in a Fund’s registration statement (such as fees payable to the Investment Manager under the management contract management fees and expenses incurred in connection with a distribution/Rule 12b-1 plan), the Investment Manager is contractually obligated under the management contract to reimburse each Fund for all expenses incurred by the Fund, including (to the extent not covered by the exceptions) payments made by the Fund under these agreements. Payments to service providers contemplated by other agreements filed with the Commission (such as sub-management agreements, sub-advisory agreements, and master sub-accounting services agreements) are the responsibility of other service providers (e.g., the Investment Manager or the Funds’ administrator) and not the Funds.

3.	Comment: For Putnam Focused Large Cap Growth ETF, Putnam Focused Large Cap Value ETF, Putnam Sustainable Future ETF, and Putnam Sustainable Leaders ETF only: The Staff notes the inclusion of an “Other” category of expenses in the statement of operations for each Fund noted above, which appear to have unitary management fee structures. Please explain in correspondence what these other expenses represent.

Response: The Staff has correctly noted that each of Putnam Focused Large Cap Value ETF, Putnam Focused Large Cap Growth ETF, Putnam Sustainable Future ETF, and Putnam Sustainable Leaders ETF has all-inclusive (unitary) management fee. Although Putnam Management, in consideration of the management fee it receives as Investment Manager to each Fund, generally undertakes in its management contract to pay, or reimburse the Funds, for all of the Funds’ organizational and other operating expenses, certain categories of expenses are excluded from that undertaking. In respect of each Fund, these excluded categories of expenses include: (i) interest and taxes (including, but not limited to, income, excise, transfer and withholding taxes); (ii) expenses of the Fund incurred with respect to the acquisition and disposition of portfolio securities, commodities or other financial instruments and the execution of portfolio transactions, including brokerage commissions; (iii) expenses incurred in connection with any distribution plan adopted by the Fund in compliance with Rule 12b-1 under the 1940 Act, including distribution fees; (iv) expenses of printing and mailing proxy materials to shareholders of the Fund; (v) all other expenses incidental to holding meetings of the Fund’s shareholders, including proxy solicitations therefor; (vi) litigation expenses (including, but not limited to, any indemnification obligation, attorneys’ fees, expenses, costs, judgments, amounts paid in settlement, fines, penalties, fees of expert witnesses, document production fees, and all other liabilities whatsoever incurred or paid by the Fund or a person indemnified by the

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Fund); (vii) the fee payable to Putnam Management under the management contract; (viii) any extraordinary expenses (which, for the avoidance of doubt, do not include expenses related to the organization of any subsidiary for the Fund or the ongoing corporate expenses of maintaining such subsidiary); and (ix) acquired fund fees and expenses.

During the fiscal year ended August 31, 2023, each of the Funds incurred expenses in connection with the printing and mailing of proxy materials to Fund shareholders. Pursuant to the terms of the expense undertaking described above, these expenses were not paid or reimbursed by Putnam Management as part of the unitary management fee and instead were borne by the Funds. As a result, these expenses are presented as a separate line item in each Fund’s statement of operations for the fiscal year ended August 31, 2023.

4.	Comment: For Putnam Floating Rate Income Fund, Putnam Global Income Trust, Putnam Managed Municipal Income Trust, Putnam Master Intermediate Trust, and Putnam Municipal Opportunities Trust only: According to the Funds’ statements of changes in net assets, each Fund had return of capital distributions. Please confirm in correspondence that there are no references in the Funds’ marketing materials, financial statement disclosures, and/or website disclosures to yield or dividends when describing distributions that may contain a return of capital distribution, as those items may be misinterpreted as income.

Response: We note that, although recent shareholder reports for each of the Funds noted above include references to the Fund’s “current dividend rate,” that term is footnoted in each case to clarify that the rate is based on the Fund’s most recent distribution “including any return of capital and excluding capital gains,” annualized and divided by NAV or market price (in the case of closed-end Funds) or by share price before or after sales charge (in the case of open-end Funds) at period-end. We confirm that, to the extent that comparable information is included in future shareholder reports, references will be to the “distribution rate” rather than the “dividend rate.” We also confirm that the terms “yield” and “dividends” are not used in the Funds’ marketing materials, financial statement disclosures, or website disclosures to describe distributions that may contain a return of capital distribution.

5.	Comment: For Putnam Global Income Trust, Putnam Managed Municipal Income Trust, Putnam Master Intermediate Trust, and Putnam Municipal Opportunities Trust only: The Staff notes that each Fund noted above paid distributions from return of capital during its most recently ended fiscal year but did not check “Yes” (to indicate that, during the reporting period, the Fund paid any dividend or made any distribution in the nature of a dividend payment required to be accompanied by a written statement pursuant to section 19(a) of the 1940 Act) on Item B.23 (Rule 19a-1 notice) of the Form N-CEN filed with respect to that fiscal year. Please explain in correspondence why these distributions were not accompanied by a written statement pursuant to section 19(a) of the 1940 Act.

Response: We have determined that, although each of Putnam Managed Municipal Income Trust, Putnam Master Intermediate Income Trust, and Putnam Municipal Opportunities Trust responded “No” to Item B.23 of the Form N-CEN filed with respect to the referenced fiscal year, each Fund should have responded “Yes” to that item. Each Fund filed an

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amended Form N-CEN on November 4, 2024 to correct its response to Item B.23. Each Fund’s amended Form N-CEN filing included an explanation of what changes were made.

For Putnam Global Income Trust, the return of capital presented in the Fund’s Statement of changes in net assets for the referenced fiscal year reflects tax adjustments that are not taken into account for purposes of section 19(a) of the 1940 Act. We confirm that, on a book (GAAP) basis, the Fund earned more net income than it paid out in distributions for the fiscal year. Accordingly, we believe that the Fund’s response of “No” to Item B.23 of its Form N-CEN filing with respect to the fiscal year is appropriate.

6.	Comment: For Putnam Managed Municipal Income Trust, Putnam Master Intermediate Trust, and Putnam Municipal Opportunities Trust only: The “View Historical Distributions Data” section of the website for each Fund noted above refers readers to the Fund’s statement of additional information (“SAI”) for specific information regarding distributions. The Staff was unable to locate this document. Please provide a hyperlink to the SAI in correspondence. In addition, please explain in correspondence how a Fund shareholder can locate the SAI on the website.

Response: With respect to each Fund referenced above, we will revise the final sentence appearing under the “View Historical Distributions Data” section of the Fund’s website as follows to remove the reference to the Fund’s SAI (deletions denoted with strikethrough text):

Refer to the fund’s annual report ~~or statement of additional information~~ for specific information regarding distributions.

7.	Comment: For Putnam Municipal Opportunities Trust only: Please explain in correspondence what “Increase from shares repurchased” represents in the Fund’s financial highlights included with the Fund’s Form N-CSR for the fiscal year ended April 30, 2024. In addition, given the significant impact of the “Increase from shares repurchased” line item on the Fund’s financial highlights for the fiscal year ended April 30, 2024, going forward, please include disclosure in the notes to the Fund’s financial statements explaining how the “Decrease from shares repurchased” noted on the Fund’s statement of changes in net assets for a particular fiscal year relates to the “Increase in shares purchased” noted in the Fund’s financial highlights for the same fiscal year.

Response: The “Increase from shares repurchased” line item in the Fund’s financial highlights and “Decrease from shares repurchased” line item in the Fund’s statement of changes in net assets both relate to the impact of the Fund’s share repurchase program, which was instituted in 2005. Pursuant to the share repurchase program, during the most recent program year, the Fund was permitted to purchase up to 10% of its common shares during the 365-day period ended September 30, 2024 (based on the shares outstanding as of September 30, 2023). Because the Fund only engages in share repurchases when its shares are trading at a discount to net asset value, the Fund is able to retain the difference between the net asset value of the shares repurchased and the market value paid by the Fund to repurchase those shares, enhancing the Fund’s net asset value per share for remaining Fund shareholders. The “Decrease from shares repurchased” line item in the Fund’s statement of changes in net assets reflects the market value that the Fund paid over

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a particular period to repurchase its common shares. The “Increase in shares repurchased” line item in the Fund’s financial highlights reflects the increase in the Fund’s net asset value (on a per-share basis) resulting from share repurchases over a particular fiscal year.

Going forward, we will update disclosure in the “Shares repurchased” footnote to the Fund’s financial statements, which describes the Fund’s share repurchase program, to clarify that share repurchases increase the net asset value of the Fund, as indicated below (additions denoted with underlined/italicized text). We will also add a reference in the Fund’s financial highlights to the “Shares repurchased” footnote to the Fund’s financial statements.

Note 5: Shares repurchased

In September 2023, the Trustees approved the renewal of the repurchase program to allow the fund to repurchase up to 10% of its outstanding common shares over the 365 day period ending September 30, 2024 (based on shares outstanding as of September 30, 2023). Prior to this renewal, the Trustees had approved a repurchase program to allow the fund to repurchase up to 10% of its outstanding common shares over the 365 day period ending September 30, 2023 (based on shares outstanding as of September 30, 2022). Repurchases are made when the fund’s shares are trading at less than net asset value (and, therefore, increase the net asset value per share of the fund’s remaining shares) and in accordance with procedures approved by the fund’s Trustees.

8.	Comment: For Putnam Focused International Equity Fund only: The internal control report included with the Form N-CEN filed on January 1, 2024 for Putnam Focused International Equity Fund appears to be for Putnam Large Cap Value Fund. Please confirm in correspondence that an amended Form N-CEN will be filed for Putnam Focused International Equity Fund with the appropriate internal control report as soon as possible.

Response: The Fund filed an amended Form N-CEN on November 4, 2024 that includes the appropriate internal control report.

9.	Comment: For Putnam Focused International Equity Fund only: The notes to the Fund’s financial statements indicate that the Fund seeks to operate as a “non-diversified company” (as defined in Section 5(b)(2) of the 1940 Act). However, the Fund responded “No” to Item C.4 (Diversification) on its Form N-CEN filed on January 9, 2024, indicating that the Fund does not seek to operate as a “non-diversified company.” Please explain in correspondence the difference in disclosure and, if appropriate, correct the Fund’s response to Item C.4 in an amended Form N-CEN filing.

Response: We confirm that the Fund seeks to operate as a “non-diversified company.” The Fund filed an amended Form N-CEN on November 4, 2024 that includes a corrected response to Item C.4.

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10.	Comment: For Putnam Managed Municipal Income Trust only: The internal control report for the Fund was not included with its Form N-CEN filed on January 9, 2024. Please confirm in correspondence that the Fund will file an amended Form N-CEN that includes its internal control report as soon as possible.

Response: The Fund filed an amended Form N-CEN on November 4, 2024 that includes its internal control report.

11.	Comment: For Putnam Sustainable Future ETF only: In its Form N-CEN filed on November 13, 2023, the Fund responded “No” to Item C.8.a (“Did the Fund have an expense limitation arrangement in place during the reporting period?”). However, the Fund’s response to Item C.8.b (“Were any of expenses of the Fund reduced or waived pursuant to an expense limitation arrangement during the reporting period?”) was “Yes.” Please explain in correspondence those responses should be reconciled.

Response: The Fund invests a portion of its assets in Putnam Government Money Market Fund, an open-end management investment company managed by Putnam Management. Management fees paid by the Fund are reduced by an amount equal to the management fees paid by Putnam Government Money Market Fund with respect to assets invested by the Fund in Putnam Government Money Market Fund. This waiver is in place to avoid double counting of management fees paid to Putnam Management (or its affiliates) for the same assets. As a result, the Fund should have responded “Yes” to Item C.8.a in its Form N-CEN filed on November 13, 2023. The Fund filed an amended Form N-CEN on November 4, 2024 that includes a corrected response to Item C.8.a.

12.	Comment: For Putnam Core Equity Fund, Putnam Municipal Opportunities Trust, and Putnam Sustainable Future Fund only: Each Fund noted above filed an amended Form N-CEN with respect to its most recently ended fiscal year. Please explain in correspondence what changed requiring each amendment and confirm going forward that, when an amended Form N-CEN is filed, an explanation of what changed will be provided with the filing.

Response: For each Fund noted above, the reason for filing an amended Form N-CEN filing was to replace Janet Smith with Kevin Blatchford as the authorized signatory for the filing. We confirm that, going forward, we will include an explanation of what changed for any amended Form N-CEN filings made for the Funds.

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I believe this letter addresses the Staff’s comments. Should you have any further questions, please do not hesitate to call me at (617) 760-2577. Thank you for your assistance.

Very truly yours,

/s/ Venice Monagan

Venice Monagan

Senior Corporate Counsel

Franklin Templeton

cc: James E. Thomas, Esq., Ropes & Gray LLP

James M. Forbes, Esq., Ropes & Gray LLP

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Exhibit A

PUTNAM ASSET ALLOCATION FUNSD

-	Putnam Dynamic Asset Allocation Balanced Fund
-	Putnam Dynamic Asset Allocation Conservative Fund
-	Putnam Dynamic Asset Allocation Growth Fund

PUTNAM CALIFORNIA TAX EXEMPT INCOME FUND

PUTNAM CONVERTIBLE SECURITIES FUND

PUTNAM DIVERSIFIED INCOME TRUST

PUTNAM ETF TRUST

-	Putnam Focused Large Cap Growth ETF
-	Putnam Focused Large Cap Value ETF
-	Putnam Sustainable Future ETF
-	Putnam Sustainable Leaders ETF

PUTNAM FOCUSED INTERNATIONAL EQUITY FUND

PUTNAM FUNDS TRUST

-	Putnam Core Bond Fund
-	Putnam Core Equity Fund
-	Putnam Floating Rate Income Fund
-	Putnam Intermediate-Term Municipal Income Fund
-	Putnam Short Duration Bond Fund
-	Putnam Short-Term Municipal Income Fund

PUTNAM GLOBAL INCOME TRUST

PUTNAM HIGH YIELD FUND

PUTNAM INCOME FUND

PUTNAM INVESTMENT FUNDS

-	Putnam Government Money Market Fund
-	Putnam Small Cap Value Fund
-	Putnam Sustainable Future Fund

PUTNAM LARGE CAP VALUE FUND

PUTNAM MANAGED MUNICIPAL INCOME TRUST

PUTNAM MASTER INTERMEDIATE INCOME TRUST

PUTNAM MONEY MARKET FUND

PUTNAM MORTGAGE SECURITIES FUND

PUTNAM MUNICIPAL OPPORTUNITIES TRUST

PUTNAM NEW YORK TAX EXEMPT INCOME FUND

PUTNAM TAX EXEMPT INCOME FUND

PUTNAM VARIABLE TRUST

-	Putnam VT Core Equity Fund
-	Putnam VT Diversified Income Fund
-	Putnam VT Emerging Markets Equity Fund
-	Putnam VT Focused International Equity Fund
-	Putnam VT George Putnam Balanced Fund
-	Putnam VT Global Asset Allocation Fund
-	Putnam VT Global Health Care Fund
-	Putnam VT Government Money Market Fund
-	Putnam VT High Yield Fund
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-	Putnam VT Income Fund
-	Putnam VT International Equity Fund
-	Putnam VT International Value Fund
-	Putnam VT Large Cap Growth Fund
-	Putnam VT Large Cap Value Fund
-	Putnam VT Mortgage Securities Fund
-	Putnam VT Research Fund
-	Putnam VT Small Cap Growth Fund
-	Putnam VT Small Cap Value Fund
-	Putnam VT Sustainable Future Fund
-	Putnam VT Sustainable Leaders Fund
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